SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM REDUCES CAPACITY UTILIZATION RATES

São Paulo, Brazil, December 10, 2008 - Braskem (BOVESPA: BRKM3, BRKM5, BRKM6; NYSE: BAK; LATIBEX: XBRK), the leader in the thermoplastic resins segment in Latin America and the third-largest petrochemical producer in the Americas, announces that the capacity utilization rates at its Basic Petrochemicals Unit plants were temporarily reduced to normalize the high inventory levels, in view of the temporary reduction in international demand and the destocking trend in the petrochemical and plastics production chain in Brazil. The decision further underscores Braskem’s commitment to fiscal discipline and to the competitiveness of the petrochemical industry.

As of the start of this week, only one of the two production lines at the Camaçari Petrochemical Complex in the state of Bahia and one of the two production lines at the Triunfo Petrochemical Complex in the state of Rio Grande do Sul are still in operation. As a result, the production of ethylene, the raw material for products such as polyethylene and PVC, was reduced to 55% of its production capacity of 2.5 million tons/year.

This adjustment should remain in effect through year-end, when the situation of credit liquidity and demand will be reassessed. The reduction in the level of activity at the Basic Petrochemical Unit impacts, in the same proportion, the capacity utilization rates at the Polyolefins Unit, which is responsible for polyethylene and polypropylene businesses. At the Vinyls Unit, the production of PVC remains at normal levels.

Braskem believes this situation is temporary and expects to resume as soon as possible normal operating levels at its production units, always aligned with its commitment to serve clients.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America and the third-largest petrochemical producer in the Americas. The company operates 19 industrial plants across Brazil and has annual production capacity of 11 million tons of chemical and petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

For more information, please go to our IR website at www.braskem.com.br/ir or contact the IR team:

Luiz Henrique Valverde	Luciana Ferreira
IR Officer	IR Manager
Tel: (55 11) 3576 9744	Tel: (55 11) 3576 9178
luiz.valverde@braskem.com.br	luciana.ferreira@braskem.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.